L. STEPHEN ALBRIGHT
                                 ATTORNEY AT LAW

                       17337 Ventura Boulevard, Suite 208
                            Encino, California 91316
                     Ph. (818) 789-0779 o Fax (818) 784-0205
                            LStephenAlbright@aol.com


VIA EDGAR & FEDERAL EXPRESS

Andrew Schoeffler, Esq.
SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance, Office of Small Business Review
450 Fifth Street N.W.
Washington, D.C.  20549

Re:      Electronic Game Card, Inc. (the "Company")
         Preliminary Information Statement on Form 14C
         Filed: May 27, 2005, amended on September 20, 2005 and November 22, 2005 ("14C")
         File No.:   000-25843

         Form 10-KSB/A for the year ended December 31, 2004
         Filed: April 20, 2005, amended on April 22, 2005, amended November 22, 2005 ("Form 10-KSB/A")
         File No.:   000-25843

         Form 10-QSB/A for the quarter ended March 31, 2005
         Filed:   May 19, 2005, amended November 22, 2005 ("March 10-QSB/A")
         File No.:   000-25843

         Form 10-QSB/A for the quarter ended June 30, 2005
         Filed:   August 15, 2005 ("June 10-QSB/A")
         File No.:   000-25843

         Form 10-QSB/A for the quarter ended September 30, 2005
         Filed:   November 14, 2005 ("September 10-QSB/A")
         File No.:   000-25843

Dear Mr. Schoeffler:

I am in receipt of a copy of the Commission's February 17, 2006 comment letter addressed to Mr. Lee Cole, Chief Executive Officer of the Company, a copy of which was sent to the undersigned. Please consider this letter to be the Company's formal response to the Commission's February 17, 2006, comment letter.

L. STEPHEN ALBRIGHT, ESQ.

Andrew Schoeffler, Esq.
SECURITIES & EXCHANGE COMMISSION
March 7, 2006
Page 2

As required, we are enclosing three (3) clean hard copies of the Form 14C and three (3) redlined copies of the Form 14C. In addition, the original of this letter will include three (3) clean copies of the Form 10-KSB/A and the March, June and September Forms 10-QSB/A's, with exhibits and three (3) complete redlined copies of same, without exhibits. The redlined copies are marked to show the changes from the original filing. Deletions are striked out and inserts are underlined or double underlined.

This letter responds to the comments in the same order presented by the Commission and with the same comment item numbers.

PRELIMINARY INFORMATION STATEMENT ON SCHEDULE 14C

GENERAL

Comment No. 1. We note that the Form 14C was filed briefly before the amended Form 10-KSB/A and the amended Form 10-QSB/'s were filed with the Commission. During that brief period of time, the Mr. John Bentley, the Company's former Chief Executive Officer and a director resigned from the Company. Consequently, in order to promote effective communication exchanges and in anticipate of a prompt final analysis of the Form 14C by the Commission, the Company determined that it would await further comments from the Commission before filing another amendment to its Form 14C. Be that ast it may, the Company has revised the Form 14C to respond to the staff's comments. These revisions should be compliance with the staff's comments.

Comment No. 2. In accordance with the Commission's request, the following represents the Company's supplemental response to the staff's Comment No. 2. No revisions addressing this comment were made in the revised Form 14C was made.

First, on May 5, 2003 Electronic Game Card , Ltd. (A United Kingdom Corporation) ("LTD") acquired Electronic Game Card Marketing ( A Delaware Corporation) ("Marketing"), with LTD treated as the acquirer for financial statement purposes, a new reporting entity.

In the transaction, LTD's 99 shares, which were originally issued for services of $158 on August 2, 2002, were effectively split to 8,000,000 by debiting common stock (at par $.001) $7,842 and crediting retained deficit $7,842.

Then, on December 5, 2003, LTD acquired Scientific Energy, Inc. (A Nevada Corporation) ("Scientific"). The transaction was recorded as a reverse acquisition with LTD. being treated as the acquirer for financial statement purposes.

In this transaction LTD's 8,000,000 shares were effectively split to 12,696,595 by debiting common stock $4,697 and crediting retained deficit $4,697.

L. STEPHEN ALBRIGHT, ESQ.

Andrew Schoeffler, Esq.
SECURITIES & EXCHANGE COMMISSION
March 7, 2006
Page 3


Thus, the Statement of Stockholders' Equity entry of August 2, 2002.

Prior to the acquisition, Scientific had 55,200,000 shares of common stock issued and outstanding. Scientific, just prior to the acquisition, effectuated a 100:1 reverse stock split reducing the shares outstanding to 574,467 by debiting common stock (at par $.001) $54,626 and crediting additional paid-in-capital $54,626. Please note that the reverse stipulated that no shareholder was to receive less than 100 shares, thus the 22,467 share differential. These adjustments would have been recorded on Scientific's pre acquisition books, not the post acquisition books of the new reporting entity.

Also just prior to the acquisition, Scientific issued 552,000 shares to Todd Crosland in satisfaction of a note payable with interest of $33,351 at $.06 per share. These adjustments would have been recorded on Scientific's pre acquisition books, not the post acquisition books of the new reporting entity.

Scientific Energy had 1,126,467 (574,467 + 552,000), par value $.001, shares issued and outstanding at the time of the acquisition.

We trust that this supplemental response will satisfy the Staff's inquiry.

AMENDMENT TO ARTICLES OF INCORPORATION

Comment No. 3. The Form 14C has been amended and revised in response to the Commission's comments. These revisions should be in compliance with the staff's comments.

MATERIAL INCORPORATED BY REFERENCE

Comment No. 4. The Form 14C has been amended and revised in response to the staff's comments. These revisions should be in compliance with the staff's comments.

 FORM 10-KSB/A FOR THE YEAR ENDED DECEMBER 31, 2004

The Form 10-KSB/A has been revised to respond to the staff's comments. The revisions should be in compliance with the staff's comments.

ITEM 1.  DESCRPTION OF BUSINESS, PAGE 2

Comment No. 5. The Form 10-KSB/A has been revised to respond to the staff's comments. The revisions should be in compliance with the staff's comments.

L. STEPHEN ALBRIGHT, ESQ.

Andrew Schoeffler, Esq.
SECURITIES & EXCHANGE COMMISSION
March 7, 2006
Page 4


INDIAN GAMING MARKET, PAGE 4

Comment No. 6. The Form 10-KSB/A has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS, PAGE 7

Comment No. 7. The Form 10-KSB/A has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.

Comment No. 8. The Form 10-KSB/A has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.

RECENT SALES OF UNREGISTERED SECURITIES, PAGE 9

Comment No. 9. The Form 10-KSB/A has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.

ITEM 9. DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY, PAGE 19

Comment No. 10. The Form 10-KSB/A has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.

ITEM 10.  EXECUTIVE COMPENSATION, PAGE 23

Comment No. 10. The Form 10-KSB/A has been revised to respond to the staff's comments. The Consulting Agreement with Llama Consultants is filed with the amended Form 10-KSB/A as Exhibit 99.3. The revisions should be in compliance with the staff's comments.

ITEM 12.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 23

Comment No. 12. The Form 10-KSB/A has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.

Comment No. 13. The Form 10-KSB/A has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.

Comment No. 14. The Form 10-KSB/A has been revised to respond to the staff's comments. In this regard, the references to Jano Holdings have been deleted as it is not an affiliate of the Company. The revisions should be in compliance with the staff's comments.

L. STEPHEN ALBRIGHT, ESQ.

Andrew Schoeffler, Esq.
SECURITIES & EXCHANGE COMMISSION
March 7, 2006
Page 5


STATEMENTS OF STOCKHOLDER'S EQUITY, PAGE F-5

Comment No. 15. The Form 10-KSB/A has been revised to respond to the staff's comments. Further, please note that the correct date of inception is August 8, 2002, not April 6, 2000. This revision is made in all applicable disclosures. These revisions should be in compliance with the staff's comments.

NOTE 8- STOCK OPTIONS / WARRANTS, PAGE F-14

Comment No. 16. The Form 10-KSB/A has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.

EXHIBITS 31.1 AND 31.2

Comment No. 17. The Section 302 Certifications to the amended Form 10-KSB/A as well as for the March 31, June 30, and September 30, 2005 Forms 10-QSB/A's, have been revised to respond to the staff's comments. These revisions should be in compliance with the staff's comments.

FORM 10-QSB/A FOR THE QUARTER ENDED MARCH 31, 2005
FORM 10-QSB/A FOR THE QUARTER ENDED JUNE 30, 2005
FORM 10-QSB/A FOR THE QUARTER ENDED SEPTEMBER 30, 2005

ITEM 3.  CONTROLS AND PROCEDURES

Comment No. 18. The Form 10-QSB/A's have been revised to respond to the staff's comments. The revisions in each Form 10-QSB/A should be in compliance with the staff's comments.

FORM 10-QSB/A FOR THE QUARTER ENDED SEPTEMBER 30, 2005

STATEMENT OF CASH FLOWS, PAGE 5

Comment No. 19. This Form 10-QSB/A has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.

Comment No. 20. All of the Form 10-QSB/A's have been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.

L. STEPHEN ALBRIGHT, ESQ.

Andrew Schoeffler, Esq.
SECURITIES & EXCHANGE COMMISSION
March 7, 2006
Page 6


CLOSING COMMENTS

The Company believes it has adequately responded to all of the Staff's comments. Please feel free to contact the Company and/or the undersigned if the Staff has any other or further questions or comments. Thank you for you time and consideration.


                                        Sincerely,


                                        /S/ L. STEPHEN ALBRIGHT
                                        -------------------------
                                            L. STEPHEN ALBRIGHT


enclosures

c:       Linden Boyne @ Electronic Game Card., Inc., w/encls